UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the election of its CEO

—

Rio de Janeiro, April 12, 2022 – Petróleo Brasileiro S.A. – Petrobras following up on the release disclosed on 04/06/2022, informs that, as per the respective minutes already disclosed, the People Committee, in its role as Eligibility Committee (COPE/CELEG), which is responsible for advising shareholders on verifying the conformity of the nomination process for members of the Board of Directors of Petrobras, giving its opinion on the fulfillment of the requirements and the absence of restrictions on the nominees, considered that the nomination of Mr. José Mauro Ferreira Coelho as a member of the Board of Directors meets the requirements set forth in Law No. 13,303/2016 and Decree No. 8,945/2016, and does not incur any restrictions. Additionally, the COPE/CELEG opined that, in case the nominee is elected at the Annual General Meeting (AGM) of 04/13/2022, his nomination for the position of CEO of the company is apt to be appreciated by the Board of Directors.

The election of the Board of Directors will take place tomorrow, 04/13/2022, at the AGM. On 04/14/2022, a meeting of the new Board of Directors is scheduled to consider the nomination of Mr. José Mauro Ferreira Coelho for the position of CEO of the company. If elected, his inauguration is scheduled for April 14 in the afternoon.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer